ASANKO GOLD

TSX | NYSE: AKG

www.asanko.com

PRESS RELEASE

ASANKO GOLD Q1 2016 RESULTS AND SITE VISIT PRESENTATIONS

Vancouver, British Columbia, May 12, 2016 – Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE MKT: AKG) is hosting an analyst and investor visit today to its flagship project, the Asanko Gold Mine in Ghana, West Africa. The technical presentations are available on the Company's website at: www.asanko.com.

On Friday May 13, 2016 Asanko will file its Q1 2016 results, which will be available on SEDAR and on the Company's website.

Enquiries:
For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Wayne Drier - Executive, Corporate Development
Telephone: +1-778-729-0614
Email: wayne.drier@asanko.com

About Asanko Gold Inc.
Asanko's vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company's flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa. The mine is being developed in phases. Phase 1 was built within budget and ahead of schedule, with gold production commencing in January 2016 and commercial production declared on April 1, 2016. Ramp-up to steady-state production of 190,000 ounces per annum is expected in Q2 2016.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.